UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Voting Results of the 2024 Annual General Meeting

CBL International Limited (the “Company”), together with its subsidiaries, held its 2024 annual general meeting (the “Meeting”) of shareholders at 10:00 a.m. Hong Kong time, April 24, 2024, at Suite 3602-03A, Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Hong Kong. Each ordinary share of the Company is entitled to one vote. Holders of a total of 22,286,536 ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of a majority of the ordinary shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of March 15, 2024 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Re-election of Directors

The following individuals were re-elected as directors of the Company (the “Directors”) to serve until they cease to be Directors in accordance with the articles of association of the Company:

Director’s Name	For	Against	Abstain
Mr. Teck Lim Chia	22,277,273	8,481	782
Mr. Koon Liang Ong	22,281,775	3,980	781
Mr. Khai Fei Wong	22,281,774	3,980	782

2.	Ratification and Approval of the Appointment of the Independent Registered Public Accounting Firm

It was approved to ratify the appointment of MRI Moores Rowland LLP (“MRI”) as the Company’s independent registered public accounting firm effective February 23, 2024 and for the fiscal years ended December 31, 2022 & 2023, and to fix the remuneration of MRI.

For	Against	Abstain
22,281,405	3,701	1,430

Approval of the Re-appointment of the Existing Members and Chair of each of the Board Committees

After the conclusion of the Meeting, on April 24, 2024, the board of Directors approved the re-appointment of the existing members and chair of each of the audit committee, compensation committee and nominating and corporate governance committee of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: April 24, 2024	Title:	Chief Executive Officer